

July 5, 2012

<u>Via Email</u>
Frank J. Lopez
Proskauer Rose, LLP
Eleven Times Square
New York, New York 10036

>   **Re: Charming Shoppes, Inc.**
>   **Schedule TO-I filed June 28, 2012**
>   **SEC File No. 5-33215**

Dear Mr. Lopez:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. This letter serves to memorialize the comments discussed with your colleague Steven Kirshenbaum on July 3, 2012 and with you earlier today. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

<u>Schedule TO-I – Item 10. Financial Statements</u>

1. We note the statement under Item 10(b) of Schedule TO-I to the effect that the Charming Shoppes does not believe that it is required to provide pro forma information. In your response letter, explain how you determined that disclosure about the pro forma effect of this offer is not material. Specifically address the impact of the

offer on earnings, EPS and book value per share. We may have additional comments after reviewing your response.

2. See our last comment above. If the impact on earnings, EPS and book value per share is quantitatively immaterial, explain whether investors would consider that disclosure material in making a tender decision.

Closing Information

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- Charming Shoppes responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions